Exhibit 1

BRITISH AMERICAN TOBACCO p.l.c.

Annual Report for the Year Ended 31 December 2020 and Annual General Meeting 2021

British American Tobacco p.l.c. (the “Company” or “BAT”) reports that the following documents are being mailed and made available to its shareholders (as applicable) today, 17 March 2021. Those documents with a web-link shown are also available to be viewed or downloaded on the British American Tobacco website as indicated:

(1)	Annual Report 2020 (including the Strategic Report 2020)(1) www.bat.com/annualreport
(2)	Performance Summary 2020 www.bat.com/annualreport
(3)	Notice of Annual General Meeting 2021 www.bat.com/AGM
(4)	Proxy Form
(5)	Proxy Form - South Africa
(6)	Voting Instruction Form - South Africa

In compliance with Listing Rule 9.6.1, copies of each of the above documents(1) will be submitted to the National Storage Mechanism as soon as practicable and will be available for inspection via the following link: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In compliance with JSE requirements and ahead of the Annual General Meeting 2021, the Company reports that, in the case of the SA Branch Register, the last day to trade is 21 April 2021 and the Record Date is 26 April 2021.

Note:
(1)
On 9 March 2021, the Company announced that the Annual Report 2020 and Performance Summary 2020 were published to be viewed or downloaded on the Company’s website and were submitted to the National Storage Mechanism. The relevant disclosures were also made with reference to the requirements of Rule 6.3.5 of the Disclosure Guidance and Transparency Rules.

Arrangements for the Annual General Meeting (“AGM”) in light of COVID-19

Our preference had been to welcome shareholders in person to our 2021 Annual General Meeting, particularly given the constraints we faced in 2020 due to the COVID-19 pandemic. However, at the time of publication, the UK Government’s roadmap to lifting the COVID-19 restrictions does not allow us to hold an in-person meeting. We are therefore proposing to hold the Annual General Meeting at the Company’s Head Office with the minimum attendance required to form a quorum (arranged by the Company). Shareholders and others will not be permitted to attend the Annual General Meeting in person but can be represented by the Chair of the meeting acting as their proxy.

Given the evolving nature of the situation, we will notify shareholders of any changes to the arrangements for the 2021 Annual General Meeting as early as is possible before the date of the meeting. Such updates will be included on our website at www.bat.com/agm and announced via a Regulatory News Service, such announcements are also available on our website.

Proxies
We strongly recommend that all shareholders complete and return their proxy instruction appointing the Chair of the meeting as their proxy. This will ensure that your vote will be counted even if attendance at the meeting is restricted or you are unable to attend in person. All proxy instructions must be received by 11.30am on 26 April 2021 by our Registrars. Further details on how to appoint a proxy are available in the Notice of Meeting.

Shareholder Engagement Event
The Board will provide shareholders with an opportunity to view presentations from the Chairman and Chairman Designate and hear the Company’s response to pre-submitted shareholder questions. The presentations, Q&A video and Q&A transcript will be made available on our website on Wednesday 21 April 2021 by no later than 2.00pm UK time. Further information on this event is provided on our website.

Details on how to submit a question about the business of the AGM can be found at www.bat.com/agm. We will endeavour to respond to all questions received by 5.00pm UK time on 14 April 2021 either in the presentation and Q&A video or via our website on Wednesday 21 April 2021. We will endeavour to publish response to questions received after that deadline on our website on or before the date of the AGM. Questions may be summarised or thematically grouped as part of our response.

Paul McCrory
Company Secretary

17 March 2021

Enquiries:

Investor Relations
British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton / William Houston / John Harney
+44 (0) 20 7845 1180 / 2012 / 1138 / 1263

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATplc